FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange act of 1934


For the month of     February                                       2003
                  ----------------------------------         -----------------


                                 Marsulex Inc.

                       111 Gordon Baker Road, Suite 300
                                North York, ON
                                    M2H 3R1


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


Form 20-F   __X__                             Form 40-F ______


Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes       ______                              No      ___X___

                                DOCUMENT INDEX

Dcoument                                                        Page No.
--------                                                        --------

  1.      News Release dated February 27, 2003                     4
  2.      Review of 2002 Operations and Fourth Quarter and
          Year End 2002 Results                                    7

                                                                    Document 1

          MARSULEX ANNOUNCES FOURTH QUARTER AND YEAR END 2002 RESULTS

TORONTO, February 27, 2003 - Marsulex Inc. (TSX: MLX) today announced earnings before interest, tax, depreciation and amortization (EBITDA1) from continuing operations of $28.1 million for the year ended December 31, 2002, up $1.1 million from the pro forma EBITDA of $27.0 million for the previous year. Revenue for the year was $138.3 million. The 2001 pro forma results exclude the results of the eastern sulphur removal services assets sold to Chemtrade Logistics Income Fund (the Chemtrade Transaction) on July 18, 2001.

The Company incurred a $0.2 million loss from continuing operations for the year before the impact of unusual items that includes a write-off of capitalized project costs of $9.5 million related to the previous announcement that the Santee Cooper project would not proceed at this time. The net loss for the year was $7.7 million ($0.24 per share basic) compared with net earnings for 2001 of $63.5 million ($2.02 per share basic), which included a net gain of $70 million on the Chemtrade Transaction.

For the three months ended December 31, 2002, EBITDA from continuing operations was $7.0 million (2001: $6.9 million). Revenue was $33.0 million (2001: $43.0 million) and earnings were $0.1 million before the write-off of capitalized project costs. The net loss for the period was $9.4 million (2001:
$0.6 million).

Marsulex President and Chief Executive Officer, David Gee, said he was pleased with the results, which met the Company's expectations of modest growth for 2002. "Our Refinery Services and Western Markets groups each performed well under the difficult economic conditions faced by key customers, and the Power Generation group continued to invest in new air quality control technologies for power generators that are looking very promising."

"Our narrowed focus on our core business of providing innovative outsourced solutions for our customers' environmental compliance needs generates long-term fee-based relationships that result in sustainable high quality earnings largely independent of business cycles and commodity price fluctuations," Mr. Gee said. He noted that over 50% of the Company's revenue is now fee-based compared with less than 40% in 2000, and in the Refinery Services group, approximately 90% of EBITDA was generated from fees in 2002. "The positive impact of this can be seen in our EBITDA margin which, on a rolling four quarters basis, has increased in every quarter for the past two years, rising from 14.6% in the first quarter of 2001 to 20.3% in the fourth quarter of 2002."

At the end of the fourth quarter, Marsulex acquired the remaining 35% of Sulconam Inc., which operates the Refinery Services group's Montreal facility, for an aggregate price of $16.6 million. The acquisition will enable the operations to be fully integrated into Marsulex and make a positive contribution to net earnings. In 2002, the minority interest in Sulconam reduced earnings attributable to Marsulex by $1.6 million ($0.05 per share basic).

During the year the Company also repurchased $69.5 million (US$44.2 million) principal amount of its 9-5/8% Senior Subordinated Notes, fulfilling an obligation under the terms of the indenture that arose as a result of the Chemtrade Transaction. The repurchase has reduced interest costs by approximately $6.7 million (US$4.3 million) per year.

                                    -more-

Comparison of the full year results for the Company and its operating groups with the same period last year are affected by the Chemtrade Transaction and by the disposition of the Power Generation group's parts and service business at the end of January 2002 and its mechanical collectors business in the third quarter of last year. Contributions of the eastern North American sulphur removal services assets are included in Western Markets' results for the year ended December 31, 2001 and the results of Refinery Services are similarly impacted by changes to certain contractual relationships that were restructured as a result of the Chemtrade Transaction.

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.
----------------

A conference call with analysts to review the 2002 results will be webcast live on www.newswire.ca/webcast on Friday, February 28, 2003 at 10:00 a.m.
        -----------------------


(1) EBITDA is defined as earnings before interest, tax, depreciation and amortization, and can be calculated using the financial statement items of earnings (loss) from continuing operations before income taxes, minority interest and amortization of goodwill adjusted to exclude the impact of interest expense, amortization of deferred charges, foreign exchange gains (losses), unusual gains (losses), depreciation gains (losses) on disposal of property, plant and equipment and interest income. Management considers EBITDA to be a meaningful indicator of the Company's ability to service and/or incur debt, however, it is not a defined measure of operating performance under Canadian generally accepted accounting principles
    (GAAP). Marsulex's calculation of EBITDA may be different than the calculation used by other entities.

This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.


                                    # # # #

For further information:

David M. Gee                        or        Laurie Tugman
President and CEO                             Executive Vice President & CFO

Tel: (416) 496-4178                           Tel: (416) 496-4157

                                                                    Document 2

MARSULEX INC.
Review of 2002 Operations

Refinery Services

For the year ended December 31, 2002, the Refinery Services group reported EBITDA of $21.6 million (2001: $22.6 million), reflecting the tough operating conditions faced by oil refiners for most of the year.

The group's Toledo spent acid plant had record throughput and reliability in 2002 and the Montreal facility also performed strongly throughout the year, with improved contribution from H2S processing and sales of sodium bisulphite by-product from the tail gas recovery plant.

In the third quarter, the new site emissions facility at the BP refinery in Whiting, Indiana was completed and BP now operates the plant. Results for the second half of the year reflect fees earned from the new facility.

Construction began during the year on the environmental compliance facilities at the Syncrude Upgrader Expansion project in Mildred Lake, Alberta. The facilities will utilize Marsulex's proprietary ammonium sulphate scrubber technology and use internally generated waste ammonia to produce granular ammonium sulphate, a highly saleable fertilizer. Marsulex will own and operate a portion of the facilities.

As a result of fixed price contracts Marsulex has in place, it is not expected that the current labour conditions in the Fort McMurray area will have any impact on the timing or capital cost of the Company's project.

Western Markets

The Western Markets group had a record year, reporting EBITDA of $18.3 million compared with $16.7 million in 2001 after allowing for the effects of the inclusion of the eastern sulphur removal assets until July 18, 2001.

The group recorded higher product sales despite difficult market conditions for the pulp and paper industry, one of its key customer segments. Revenue also reflected strong seasonal demand for water treatment chemicals in the spring. The group achieved cost reductions in the business, enabling it to pass on some of the savings to customers and improve competitiveness and, at the same time, margins.

Power Generation

The Power Generation group successfully completed the transition to an outsourced environmental compliance services provider with the sale of its parts and service business and licensing of Marsulex's wet limestone/gypsum and dry lime FGD technologies to Hamon-Cottrell in January 2002. The relationship with Hamon and other international licensees will continue to generate licensing fees for the group.

The group reported revenue of $15.0 million for the year. After on-going investment in strategic development of the business, EBITDA for the group in 2002 was a loss of $2.0 million compared to a loss of $1.4 million in 2001.

Marsulex made excellent progress during the year on development of its sulphur trioxide control solution for power utilities. A strategic alliance was formed with two industry leaders and the Company filed preliminary patents for the process. Marsulex has trademarked the name CleanStack for the process and is actively marketing the service to a targeted group of power generators.

Outlook

The Company's well-established core businesses are expected to perform well and deliver improved overall results in 2003. It is anticipated that Refinery Services will post higher results for the year as a result of the stability of the Company's commercial agreements, strong plant performance, and the impact of cost savings measures implemented late in 2002. Western Markets is expected to return to more normal levels of operations, following the exceptionally strong year in 2002.

The Company's continuing investment in compliance solutions for the power generation sector, including the launch of its new SO3 control technology, is expected to somewhat offset the core businesses gains, yielding overall results comparable to 2002.

MARSULEX INC.

Consolidated Balance Sheets
(in thousands of dollars)

------------------------------------------------------------------------------------- -------------------- ---------------------
                                                                                         December 31,          December 31,
                                                                                             2002                  2001
------------------------------------------------------------------------------------- -------------------- ---------------------

Assets

Current assets:
  Cash and cash equivalents                                                                 $ 7,940              $118,148
  Accounts receivable                                                                        25,332                32,050
  Due from Chemtrade Logistics (note 5c)                                                        900                 4,000
  Note from Chemtrade Logistics (note 5c)                                                        --                 4,305
  Inventories                                                                                 1,888                 3,217
  Future tax asset                                                                              267                 1,171
  Prepaid expenses and other assets                                                           1,102                   931
------------------------------------------------------------------------------------- -------------------- ---------------------
                                                                                             37,429               163,822

Property, plant and equipment                                                               134,424               111,873
Deferred charges and other assets, net of accumulated amortization                            5,337                 8,698
Goodwill and intangible assets, net of accumulated amortization (notes 3b and 7a)            61,831                58,899
------------------------------------------------------------------------------------- -------------------- ---------------------
                                                                                           $239,021              $343,292
===================================================================================== ==================== =====================

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable                                                                          $ 9,207              $ 11,274
  Accrued liabilities                                                                        11,348                21,259
  Income taxes payable                                                                          838                 1,453
  Current portion of long-term debt                                                              --                41,885
------------------------------------------------------------------------------------- -------------------- ---------------------
                                                                                             21,393                75,871

Long-term debt                                                                               95,943               125,654
Deferred revenues                                                                             1,818                 2,113
Other liabilities                                                                             9,888                 9,993
Future tax liability                                                                         17,844                18,512
Minority interest (note 7a)                                                                      --                 9,995

Shareholders' equity:
  Capital stock (note 8)                                                                     57,625                57,505
  Retained earnings                                                                          31,865                39,552
  Foreign currency translation adjustment                                                     2,645                 4,097
------------------------------------------------------------------------------------- -------------------- ---------------------
                                                                                             92,135               101,154

------------------------------------------------------------------------------------- -------------------- ---------------------
                                                                                           $239,021              $343,292
===================================================================================== ==================== =====================


MARSULEX INC.
Consolidated Statements of Operations
(in thousands of dollars, except per share amounts)
---------------------------------------------------------------------------------------------------------------------------------
                                                                              Three months ended               Year ended
                                                                                 December 31                   December 31
                                                                                 (unaudited)
---------------------------------------------------------------------------------------------------------------------------------
                                                                              2002          2001           2002           2001
                                                                                         (restated                     (restated
                                                                                          note 3c)                      note 3c)
---------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                      $ 33,043      $ 43,038       $138,291       $236,714

Cost of sales and services                                                     20,753        31,720         89,970        170,354
---------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                   12,290        11,318         48,321         66,360

Selling, general, administrative and other costs                                5,256         4,378         20,178         26,744
Loss on disposal of property, plant and equipment                                  --            59             20             59
Depreciation                                                                    4,642         3,192         15,607         15,117
Unusual items (note 4)                                                          9,848        (1,445)         7,487        (55,556)
Foreign exchange loss (gain) (note 3c)                                             --           (77)            --            968
Amortization of deferred charges                                                   (4)          146            387          1,074
Interest income                                                                  (228)       (1,010)        (1,942)        (3,141)
Interest expense                                                                1,770         4,006         11,112         17,020
---------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before income taxes,                (8,994)        2,069         (4,528)        64,075
    minority interest and  amortization of goodwill

Income taxes (recovery):
     Current                                                                    1,002         1,543          2,706          5,491
     Future                                                                    (1,003)          327         (1,155)         6,784
---------------------------------------------------------------------------------------------------------------------------------
                                                                                   (1)        1,870          1,551         12,275
---------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before minority interest
    and amortization of goodwill                                               (8,993)          199         (6,079)        51,800
Minority interest                                                                 414           365          1,595          1,403
---------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before amortization of
    goodwill                                                                   (9,407)         (166)        (7,674)        50,397
Amortization of goodwill, net of income taxes (note 3b)                            --           400             --          3,555
---------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                                     (9,407)         (566)        (7,674)         46,842
Earnings from discontinued operations, net of tax (note 5b)                       --            --             --           16,644
----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                          $ (9,407)       $ (566)      $ (7,674)       $ 63,486
==================================================================================================================================
Earnings (loss) per share Basic:
         Before amortization of goodwill                                       $(0.30)       $(0.01)        $(0.24)          $1.60
         From continuing operations                                            $(0.30)       $(0.02)        $(0.24)          $1.49
         Net earnings (loss)                                                   $(0.30)       $(0.02)        $(0.24)          $2.02
    Diluted:
         Before amortization of goodwill                                       $(0.30)       $(0.01)        $(0.24)          $1.59
         From continuing operations                                            $(0.30)       $(0.02)        $(0.24)          $1.48
         Net earnings (loss)                                                   $(0.30)       $(0.02)        $(0.24)          $2.00

Consolidated Statement of Retained Earnings (Deficit)
For the year ended December 31, 2002 with comparative figures for 2001 (in thousands of dollars)
==================================================================================================================================
                                                                                                           2002           2001
----------------------------------------------------------------------------------------------------------------------------------
Retained earnings (deficit), beginning of year:
    As previously reported                                                                                $39,552        $(22,412)
    Adjustment on adoption of new foreign currency translation standard (note 3c)                              --          (1,522)
----------------------------------------------------------------------------------------------------------------------------------
    As restated                                                                                            39,552         (23,934)
    Premium on common stock purchased for cancellation (note 8a)                                              (13)             --

Net earnings (loss)                                                                                        (7,674)         63,486
----------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                                                                             $31,865        $39,552
==================================================================================================================================

MARSULEX INC.
Consolidated Statements of Cash Flow
(in thousands of dollars)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                 Three months ended            Year ended
                                                                                     December 31               December 31
                                                                                    (unaudited)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                 2002          2001         2002          2001
                                                                                            (restated                  (restated
                                                                                             note 3c)                   note 3c)
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
 Net earnings (loss)                                                           $  (9,407)       $(566)      $(7,674)      $63,486
 Items not affecting cash:
  Earnings from discontinued operations                                               --           --            --       (16,644)
  Depreciation                                                                     4,642        3,192        15,607        15,117
  Loss on disposal of property, plant and equipment                                   --           59            20            59
  Gain on disposal of sulphur removal assets                                          --           --            --       (64,768)
  Expenses incurred on early retirement of debt                                       --       (1,445)        1,185         2,899
  Write-off of deferred charges                                                       --           --            --         3,619
  Gain on disposal of parts and services business and other assets                  (402)          --        (4,014)           --
  Write-off of capitalized project costs                                           9,508           --         9,508            --
  Amortization of deferred charges and foreign exchange loss (gain)                   (4)          69           387         2,042
  Amortization of goodwill                                                            --        1,187            --         4,802
  Future income taxes                                                             (1,003)         (98)       (1,155)        6,171
  Minority interest                                                                  414          365         1,595         1,403
  Other non cash items                                                               749          (90)          235         1,158
---------------------------------------------------------------------------------------------------------------------------------
                                                                                   4,497        2,673        15,694        19,344
Increase (decrease) in non-cash operating working capital                          3,731       10,519        (5,541)       (4,612)
---------------------------------------------------------------------------------------------------------------------------------

Cash provided by continuing operations                                             8,228       13,192        10,153        14,732

Cash used in discontinued operations (note 5b)                                        --           --            --        (3,723)

Financing activities:
   Issuance of common stock (note 8b)                                                 --           --           133            --
   Repurchase of common stock (note 8a)                                               --           --           (27)           --
   Repayment of long-term debt (note 5d and note 10)                                  --           --       (69,492)      (37,723)
   Cash used in discontinued operations (note 5b)                                     --           --            --          (380)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                      --           --       (69,386)      (38,103)
Investing activities:
   Proceeds on disposals of property, plant and equipment (notes 5 & 6)               --           --         3,358       128,991
   Additions to property, plant and equipment                                    (15,467)     (15,712)      (40,977)     (29,775)
   Increase in deferred charges                                                       --       (2,945)           --      (5,851)
   Acquisitions (note 7)                                                         (16,590)          --       (16,590)      (2,979)
   Decrease (increase) in other assets                                               789           --          (241)           --
   Note from Chemtrade Logistics (note 5c)                                            --           --         4,305       (4,305)
   Cash provided by discontinued operations (note 5b)                                 --           --            --       28,269
---------------------------------------------------------------------------------------------------------------------------------
                                                                                 (31,268)     (18,657)      (50,145)     114,350

Foreign exchange gain (loss) on cash held in foreign currency                         --           69          (830)      (1,107)
---------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                 (23,040)      (5,396)     (110,208)       86,149

Cash and cash equivalents - beginning of period                                   30,980      123,544       118,148       31,999

---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                                        $ 7,940     $118,148       $ 7,940     $118,148
=================================================================================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements


1.   Basis of presentation

     The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated statements except for the change in accounting policies described in note 3 below. These unaudited interim period financial statements do not include all the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statement and the accompanying notes included in the Company's 2001 Annual Report.

2. Certain 2001 balances have been reclassified to conform to presentation adopted in 2002.

3.   Changes in accounting policies:

     Effective January 1, 2002, the Company adopted the new recommendations of the CICA. The adoption of Handbook Section 3870, "Stock-based compensation and other stock-based payments", had no impact on the Company's previously stated policy of accounting for stock options granted to employees as capital transactions. The adoption of certain provisions of Section 1581, "Business Combinations" relating to goodwill and intangible assets, and Section 3062, "Goodwill and other intangible assets", did not have an impact on the financial statements. The revisions to Section 1650, "Foreign Currency Translation" resulted in a decrease to the January 1, 2001 opening retained earnings of $1.5 million relating to the treatment of foreign currency translation for long-term debt. The details of the accounting policy changes are noted below:

     a.  Stock Compensation

         As permitted by the new standards, the Company continues to follow the settlement method to account for stock options granted to employees. Using this method, no expense is recognized for stock options as the strike price is set at the market price on the day the awards are issued. When the stock options are exercised, the proceeds received by the Company are credited to common stock. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments which are accounted for using the fair value method. Had the Company elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted subsequent to January 1, 2002, the Company's results would have been as follows:

         -----------------------------------------------------------------------------------------------------------------
                                                                          Three months ended       Twelve months ended
         (in thousand of dollars, except per share amounts)               December 31, 2002         December 31, 2002
         -----------------------------------------------------------------------------------------------------------------
         Loss as reported                                                      $(9,407)                  $(7,674)
         Adjustment for stock options                                              (91)                     (232)
         -----------------------------------------------------------------------------------------------------------------
         Pro forma net earnings                                                $(9,498)                  $(7,906)
         -----------------------------------------------------------------------------------------------------------------

         Pro forma basic earnings per share                                     $(0.30)                   $(0.25)
         Pro forma diluted earnings per share                                   $(0.30)                   $(0.25)
         -----------------------------------------------------------------------------------------------------------------

         The fair value of each stock option granted in 2002 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

         -----------------------------------------------------------------------------------------------------------------
                                                                                                   Twelve months ended
                                                                                                    December 31, 2002
         -----------------------------------------------------------------------------------------------------------------

         Weighted-average exercise price                                                                     $3.95
         Weighted-average fair value of options granted during the year                                      $2.13
         Expected life of options (years)                                                                       10
         Expected stock price volatility                                                                       30%
         Expected dividend yield                                                                                0%
         Risk-free interest rate                                                                              5.6%
         -----------------------------------------------------------------------------------------------------------------


MARSULEX INC.
Notes to Consolidated Financial Statements
Page 2


     b.  Business combinations and goodwill and other intangible assets:

         Effective July 2001, generally accepted accounting standards require that the purchase method of accounting be used for all business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. The Company did not have any intangible assets which would be classified separately from goodwill. Further, effective January 1, 2002 generally accepted accounting standards require that goodwill no longer be amortized, but instead tested for impairment at least annually by comparing carrying value of the reporting unit to the respective fair value in accordance with the provisions of Section 3062. The standard was implemented prospectively and as a result, the amortization of goodwill ceased.

         A review of business combinations prior to July 1, 2001 was performed by the Company with no changes required to the book values of goodwill and no previously unrecognized intangible assets were recorded. The Company has also performed the initial and annual impairment test for goodwill and has determined that there is no impairment of the book value of goodwill. Had this new standard been applied in the three months and the twelve months ended December 31, 2001 net earnings would have increased by $0.4 million (1.3 cents basic and diluted earnings per share) and $3.6 million (11.3 cents basic and 11.2 cents diluted earnings per share), respectively.

     c.  Foreign currency translation:

         Effective January 1, 2002, generally accepted accounting standards were amended to eliminate the deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences that the Company previously deferred and amortized are now charged directly to earnings. Prior year financial statements have been restated retroactively to adopt this new Section resulting in net earnings increasing $1.5 million for the three months ended December 31, 2001 (4.8 cents basic and diluted earnings per share for the three months ended December 31, 2001). The balance of retained earnings at January 1, 2001 has been decreased by $1.5 million to reflect the cumulative effect of the change on periods prior to that date.

4.   Unusual items:

     a. Summary of unusual items:

         =================================================================================================================
         (in thousand of dollars)                                             Three months ended       Twelve months ended
                                                                                  December 31              December 31
         -----------------------------------------------------------------------------------------------------------------
                                                                                2002        2001        2002         2001
         -----------------------------------------------------------------------------------------------------------------

         Gain on disposal of sulphur removal assets (note 5a)                       --        --          --    $ (64,768)
         Gain of disposal of parts and service business and other assets
           (note 6)                                                                (401)      --      (4,014)          --
         Expenses incurred on early retirement of debt (notes 5d and 10)             --     (1,445)    1,252        5,593
         Write-off of deferred charges                                               --       --          --        3,619
         Write-off of capitalized project costs (note 4b)                         9,508       --       9,508           --
         Other                                                                      741       --         741           --
         -----------------------------------------------------------------------------------------------------------------
         Total unusual items                                                     $9,848    $(1,445)  $ 7,487    $ (55,556)
         -----------------------------------------------------------------------------------------------------------------

     b.  Write-off of capitalized project costs:

         Due to significant changes in the financial markets, the Company and Santee Cooper, South Carolina's state owned electric and water utility, mutually agreed not to proceed at this time with the previously announced project for Marsulex to build and own a flue gas desulphurization system utilizing Marsulex's patented ammonium sulphate scrubber technology at Santee Cooper's Winyah Power Generating Station. This resulted in a write-off of capitalized project costs of $9.5 million.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 3


5.   Sale of sulphur removal assets and BCT Chemtrade Corporation

     On July 18, 2001, the Company completed the sale of its sulphur removal services assets in eastern North America and of BCT Chemtrade Corporation
     (BCT), a subsidiary of Marsulex, to Chemtrade Logistics Income Fund for gross cash proceeds before costs of disposition of $167.2 million (the Chemtrade Transaction) or $156.6 million net of costs of disposition, comprised of $128.1 million for the sale of the sulphur removal assets and $28.5 million for the sale of BCT.

     a. The sale of the sulphur removal services asset in eastern North America resulted in the following gain:

         =====================================================================
         (in thousands of dollars)
         ---------------------------------------------------------------------
         Proceeds of disposition                                     $128,142
         Net book value and costs of sale                              63,374
         ---------------------------------------------------------------------
         Gain on sale, before income taxes                             64,768
         Income taxes                                                  (9,921)
         ---------------------------------------------------------------------
         Gain on sale, net of tax                                     $54,847
         =====================================================================

     b. The operations of BCT comprised one operating segment. Accordingly, for reporting purposes, the gain on the sale, the results of operations and cash flows of this business, to the date of sale, are presented and disclosed as discontinued operations. Additional information related to the discontinued operations is as follows:

         ======================================================================
          (in thousands of dollars)                        Twelve months ended
                                                            December 31, 2001
         ----------------------------------------------------------------------
         Revenue                                                    $48,221
         Earnings before income taxes                                 2,379
         Provision for income taxes                                    (476)
         Minority interest                                             (387)
         ----------------------------------------------------------------------
         Earnings from discontinued operations                       $1,516

         Gain on sale                                                15,863
         Provision for income taxes                                    (735)
         ----------------------------------------------------------------------
         Net gain on disposal                                        15,128
         ----------------------------------------------------------------------
         Earnings from discontinued operations                      $16,644
         ======================================================================

         Cash provided by (used in):
            Operating activities                                    $(3,723)
            Financing activities                                       (380)
            Investment activities                                    28,269
         ----------------------------------------------------------------------
         Increase in cash and cash equivalents from discontinued
         operations
                                                                    $24,166
         ======================================================================

    c. As part of the Chemtrade Transaction, Chemtrade Logistics Inc. owed the Company $4.0 million at December 31, 2001 relating to the finalization of working capital, of which $1.3 million was collected during second quarter 2002 and the remainder will be collected over the next three years and is recorded in current and other assets. The note in the amount of $4.3 million pursuant to an escrow agreement was received in January 2002.

    d. On July 18, 2001 the Company fully retired its outstanding 10.21% Senior Notes and cancelled its US $50.0 million operating credit facility at an expense of $5.6 million. These expenses included the write-off of deferred debt issuance costs of $2.9 million and a make-whole payment of $2.7 million.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 4


6.   Disposal of parts and service business and other assets:

     On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6.5 million, of which $3.4 million was received in cash.

    ==========================================================================
    (in thousands of dollars)
    --------------------------------------------------------------------------
    Proceeds of disposition                                            $6,545
    Net book value and costs of sale                                    2,531
    --------------------------------------------------------------------------
    Gain on sale, before income taxes                                   4,014
    Income taxes                                                          402
    --------------------------------------------------------------------------
    Gain on sale, net of tax                                           $3,612
    ==========================================================================

7.  Acquisitions:

    a. On December 30, 2002, the Company acquired the remaining 35% of the outstanding common shares of Sulconam Inc. for an aggregate cash purchase price of $16.6 million.

         The acquisition was accounted for using the purchase method of accounting and the final purchase price allocation, including the acquisition costs, is summarized as follows:

        ======================================================================
        (in thousands of dollars)
        ----------------------------------------------------------------------
        Property, plant and equipment                                  $7,313
        Intangible assets, contractual customer relationship            3,501
        Future tax liability                                           (2,047)
        Minority interest                                               7,823
        ----------------------------------------------------------------------
                                                                      $16,590
        ======================================================================

    b. On July 17, 2001, the Company purchased the shares of Harrowston Investments Limited from its major shareholder, Harrowston Inc. for $3.0 million; principal assets of Harrowston Investments Limited comprised of future income tax assets. Harrowston Investment Limited was merged with the Company.

8.  Capital stock

    a. On January 29, 2002, the Company announced its intention to make a Normal Course Issuer Bid (NCIB), pursuant to which the Company was entitled to purchase 1,339,053 of its common shares issued and outstanding. The NCIB commenced on February 1, 2002 and terminated on January 31, 2003. The purchases were made for cancellation at the market price of such shares at the time of acquisition. During the year ended December 31, 2002, the Company acquired 7,500 shares for cancellation for total cash proceeds of $27,000.

    b. On April 11, 2002, the Company issued 60,000 common shares for cash proceeds of $133,800 upon the exercise of stock options.

9.  Income taxes

    Total income tax expense for 2002 was $1.6 million on a loss from continuing operations before income taxes, minority interest and amortization of goodwill of $4.5 million. Excluding the impact of the write-off of the Santee Cooper capitalized costs of $9.5 million, the Company's overall effective income tax rate in 2002 was 31.1% compared to a statutory rate of 38.6% and to the prior year effective rate of 15.8%.

    In addition to the decrease of 2.7 percentage points to the statutory rate, the Company benefited from lower tax rates for its US operations and from losses not previously recognized. The prior year's rate was impacted by the Company's ability to utilize tax losses, the benefit of which had not been previously recorded, and by the non-taxed portion of capital gains and goodwill proceeds.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 5


10. Offer to purchase bonds

    On August 20, 2002 the Company completed the July 15, 2002 offer to purchase a portion of its 9 5/8% Senior Subordinated Notes by purchasing the obligated amount of $69.5 million (US$44.2 million) principal at par plus accrued interest of $0.9 million (US$0.6 million). Although $74.2 million (US$47.2 million) was tendered, under both the terms of the offer and the indenture, the Company was only obligated to purchase up to the amount of unutilized cash proceeds resulting from the Chemtrade Transaction.

    As part of the purchase, the Company incurred expenses of $1.3 million comprised of writing off of deferred debt issuance costs of $1.2 million and expenses incurred on the transaction of $0.1 million.

11. Business segments

    The Company's activities are divided into four reportable segments. The three operating segments are Refinery Services, Western Markets and Power Generation. The fourth non-operating segment is Corporate Support, which provides project execution support, finance, information systems, human resources and risk management to the preceding operating segments.

    Refinery Services provides outsourced compliance solutions to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, S02 recovery to ensure air quality compliance and regeneration of spent sulphuric acid produced during octane enhancement of gasoline.

    Western Markets upgrades sulphur-based by-products produced as part of air quality compliance activities.

    Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. The segment also provides services to the cement industry through patented CP-Gyp process.

Schedule of business segments (unaudited)
For the three months ended December 31
(in thousands of dollars)
=========================================================================================================================
                                                       Refinery Services     Western Markets(1)     Power Generation

                                                        2002        2001       2002       2001        2002       2001
---------------------------------------------------- ---------- ----------- ---------- ---------- ----------- ----------
Revenue from external customers                        17,377      17,068     13,034     13,113       2,632     12,857
---------------------------------------------------- ---------- ----------- ---------- ---------- ----------- ----------
Earnings (loss) from continuing operations before
 the undernoted                                         6,336       5,017      3,629      3,689        (843)      (328)
Depreciation, including loss on disposal                3,971       2,253        324        407         282        544
Unusual items                                              --          --         --         --          --         --
Foreign exchange loss                                      --          --         --         --          --         --
Amortization of deferred charges                           --          --         --         --          --         --
Interest income                                            --          --         --         --          --         --
Interest expense                                           --          --         --         --          --         --
---------------------------------------------------- ---------- ----------- ---------- ---------- ----------- ----------
Earnings (loss) from continuing operations before
 income taxes, minority interest, and amortization      2,365       2,764      3,305      3,282      (1,125)      (872)
 of goodwill
=========================================================================================================================
Capital expenditures from continuing operations        13,928      14,732         71        206       1,430        662
=========================================================================================================================


Continued -- Schedule of business segments (unaudited)


====================================================  ============================================
                                                        Corporate Support           Total

                                                         2002        2001       2002       2001
----------------------------------------------------  ---------- ----------- ---------- ----------
Revenue from external customers                             --          --     33,043     43,038
----------------------------------------------------  ---------- ----------- ---------- ----------

Earnings (loss) from continuing operations before
 the undernoted                                         (2,088)     (1,438)     7,034      6,940
Depreciation, including loss on disposal                    65          47      4,642      3,251
Unusual items                                            9,848      (1,445)     9,848     (1,445)
Foreign exchange loss                                       --         (77)        --        (77)
Amortization of deferred charges                            (4)        146         (4)       146
Interest income                                           (228)     (1,010)      (228)    (1,010)
Interest expense                                         1,770       4,006      1,770      4,006
----------------------------------------------------  ---------- ----------- ---------- ----------
Earnings (loss) from continuing operations before
 income taxes, minority interest, and amortization     (13,539)     (3,105)    (8,994)     2,069
 of goodwill
====================================================  ========== =========== ========== ==========
Capital expenditures from continuing operations             38         112     15,467     15,712
====================================================  ========== =========== ========== ==========



Schedule of business segments
For the twelve months ended December 31
(in thousands of dollars)
========================================================================================================================
                                                       Refinery Services     Western Markets(1)     Power Generation

                                                        2002        2001       2002       2001        2002       2001
------------------------------------------------------------------------------------------------------------------------
Revenue from external customers                         69,363      69,486     53,953    116,005      14,975     51,223
========================================================================================================================
Earnings (loss) from continuing operations before
 the undernoted                                         21,627      22,560     18,263     29,320      (2,000)    (1,394)
Depreciation, including loss on disposal                12,951       9,962      1,300      4,110       1,149        691
Unusual items                                               --          --         --         --          --         --
Foreign exchange loss                                       --          --         --         --          --         --
Amortization of deferred charges                            --          --         --         --          --         --
Interest income                                             --          --         --         --          --         --
Interest expense                                            --          --         --         --          --         --
---------------------------------------------------- ---------- ----------- ---------- ---------- ----------- ----------
Earnings (loss) from continuing operations before
 income taxes, minority interest, and amortization       8,676      12,598     16,963     25,210      (3,149)    (2,085)
 of goodwill
---------------------------------------------------- ---------- ----------- ---------- ---------- ----------- ----------
Total assets before goodwill and intangible assets     131,595     104,995     22,378     24,215       9,609     19,006
Goodwill and intangible assets                          49,441      46,425      4,468     4, 468       7,922      8,006
---------------------------------------------------- ---------- ----------- ---------- ---------- ----------- ----------
Total assets of continuing operations                  181,036     151,420     26,846     28,683      17,531     27,012
========================================================================================================================
Capital expenditures from continuing operations         35,924      23,390        448        757       4,408      5,435
========================================================================================================================


Continued - Schedule of business segments


===================================================================================================
                                                        Corporate Support           Total

                                                         2002        2001       2002       2001
----------------------------------------------------  ---------- ----------- ---------- ----------

Revenue from external customers                              --          --    138,291    236,714
==================================================================================================
Earnings (loss) from continuing operations before
 the undernoted                                          (9,747)    (10,870)    28,143     39,616
Depreciation, including loss on disposal                    227         413     15,627     15,176
Unusual items                                             7,487     (55,556)     7,487    (55,556)
Foreign exchange loss                                        --         968         --        968
Amortization of deferred charges                            387       1,074        387      1,074
Interest income                                          (1,942)     (3,141)    (1,942)    (3,141)
Interest expense                                         11,112      17,020     11,112     17,020
----------------------------------------------------  ---------- ----------- ---------- ----------
Earnings (loss) from continuing operations before
 income taxes, minority interest, and amortization      (27,018)     28,352     (4,528)    64,075
 of goodwill
----------------------------------------------------  ---------- ----------- ---------- ----------
Total assets before goodwill and intangible assets       13,608     136,177    177,190    284,393
Goodwill and intangible assets                               --          --     61,831     58,899
----------------------------------------------------  ---------- ----------- ---------- ----------
Total assets of continuing operations                    13,608     136,177    239,021    343,292
====================================================  ========== =========== ========== ==========
Capital expenditures from continuing operations             197         193     40,977     29,775
====================================================  ========== =========== ========== ==========

(1) Includes the sulphur removal services in eastern North America until July 18, 2001.


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 MARSULEX INC.
                                 -------------


February 28, 2003                By: /s/ Lucio Milanovich
-----------------                    ----------------------
                                    Lucio Milanovich
                                    Director, Finance